Soluna Holdings, Inc.

325 Washington Avenue Extension

Albany, NY 12205

December 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

RE:	Soluna Holdings, Inc.
File No. 333-261427
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Soluna Holdings, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, December 16, 2021, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale and resale of the securities specified in the Registration Statement by the Company and the selling stockholders from time to time as set forth therein.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Angela Gomes at (617) 338-2957. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

Soluna Holdings, Inc.

By:	/s/ Michael Toporek
Michael Toporek
Chief Executive Officer

cc:	Jessica Thomas, Soluna Holdings, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Angela Gomes, Sullivan & Worcester LLP